UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On July 27, 2018, the Company entered into a stipulation and agreement of settlement that is intended to settle the previously disclosed consolidated purported class action litigation captioned in Cohen v. Kitov Pharmaceuticals Holdings, Ltd., et al., Civil Action No. 1:17-cv-00917-LGS (S.D.N.Y.) (the “Federal Action”), Ng, v. Kitov Pharmaceuticals Holdings, Ltd., et al., Case No. 17CIV00620, and Zulch v. Kitov Pharmaceuticals Holdings, Ltd., et al., Case No. 17CIV01173 (Superior Court, State of California) (the “State Actions”) (the Federal Action and the State Actions are referred to herein collectively as the “Actions”) against the Company and certain of its officers and, in the State Actions, the Company’s underwriters, pending in the United States District Court for the Southern District of New York and in the Superior Court, State of California, respectively (the “Courts”).

As previously disclosed, these Actions, which were filed on behalf of putative classes of purchasers of the Company’s securities (the “Classes”), alleging violations of U.S. federal securities laws and seeking unspecified damages and other relief based on, among other things, a claim that the Company allegedly including misleading information in its public filings. The Actions are more fully described in the Company’s Annual Report on Form 20-F for the period ended December 31, 2017.

Under the terms of the proposed settlement, the Classes in all of the Actions will receive aggregate consideration of $2.0 million. The settlement consideration, as well as ancillary expenses, is expected to be funded by the Company’s insurance carriers, who have indicated to Kitov that they have already made reserves for the settlement consideration. The Company expects that the proposed settlement will have no impact on the Company’s Statement of Operations.

The proposed settlement contains no admission of wrongdoing and reiterates that the Company has always maintained and continues to believe that it did not engage in any wrongdoing or otherwise commit any violation of federal or state securities laws or other laws, including, without limitation, vigorous denials that the Company’s public statements were misleading; that it failed to disclose any material information from investors; that it acted in any deceitful manner; that any investment losses sustained by the Classes were caused by the Company’s or other defendants’ alleged misconduct, and that they have any liability to the Classes in the Actions. The settlement also reiterates that Company’s counsel also have researched the applicable law and believes that the Company and other defendants can successfully defend against all claims in the Actions, and that they continue to believe that the claims asserted in the Actions have no merit, and the Classes have no evidence to support their claims.

The Company and the other defendants agreed to the proposed settlement on the basis of the advice and recommendations of the Company’s insurance carriers, who are indemnifying the Company for the expenses of conducting a defense in the Actions, as well as paying judgments which may be assessed as a result of the Actions. As such, the Company and the other defendants believe that further litigation of the Actions would be protracted, burdensome, and expensive for the Company as well as its insurers, and that it is desirable and beneficial that the claims asserted in the Actions be fully and finally settled and terminated in the manner of the proposed settlement, with no additional costs to the Company or to the other defendants.

Upon the effectiveness of the proposed settlement, the Company and its directors and officers as well as the other defendants named in the Actions will be released from the claims that were asserted or could have been asserted in the Actions by Class members participating in the settlement. The proposed settlement is subject to the completion of final documentation, preliminary and final approval by the District Court for the Southern District of New York and dismissal by the plaintiffs with prejudice of the State Actions, funding of the $2.0 million in cash by the Company’s insurance carriers, and other customary closing conditions. Further, the Company has the right to terminate the settlement if Class members timely and validly requesting exclusion from the Class meet the conditions set forth in a confidential supplemental agreement with the lead plaintiffs. There can be no assurance that the settlement will be finalized and approved and, even if approved, whether the conditions to closing will be satisfied, and the actual outcome of this matter may differ materially from the terms of the settlement described herein.

All other litigation described in the Company’s Annual Report on Form 20-F for the period ended December 31, 2017, including, without limitation, the 2015 Motion, the ISA Investigation, and the 2017 Motions, remains pending, and the Company continues to vigorously defend against the allegations in those proceedings, but there can be no assurance that the defenses will be successful.

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The information in this report relating to the prospective resolution of the Actions are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve substantial risks and uncertainties, including, among others, risks and uncertainties associated with obtaining court approval of the proposed settlement, the number of plaintiffs who may opt-out of the proposed settlement, and whether any proposed settlement is appealed. The Company undertakes no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties relating to the business of the Company in general, see the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F and the Company’s registration statements.

On July 30, 2018, the Company issued a press release, “Kitov Announces Settlement of Shareholder Class Action Litigation”, which is attached hereto as Exhibit 99.1

Attached hereto are the following exhibits:

Exhibit 99.1	Press Release

This Form 6-K, excluding Exhibit 99.1, is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

July 30, 2018	By:	/s/ Simcha Rock
Simcha Rock
CFO and Director

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